Exhibit 21.1

EMERALD OIL, INC.

SUBSIDIARIES

1.	Emerald Oil North America, Inc., a Delaware corporation.

2.	Emerald Heath LLC, a Colorado limited liability company.

3.	Emerald TR LLC, a Colorado limited liability company.

4.	Emerald WB LLC, a Colorado limited liability company wholly owned by Emerald Oil North America, Inc.

5.	Emerald GRB LLC, a Colorado limited liability company wholly owned by Emerald Oil North America, Inc.